31 Jan. 05



L... ...mmission
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Ro... (3-7)
Wash...ngton, D.C.20549
U.S.A.


旺-旺

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of New Subsidiaries and Termination of Joint Venture Agreement

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

dlw 2/17

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax: 65-62211588 Co. Reg. No. 199507660Z
Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103
Tel : 86-21-64061257
Fax: 86-21-64466771

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	07-Jan-2005 17:51:00
Announcement No.	00058

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	INCORPORATION OF NEW SUBSIDIARIES AND TERMINATION OF JOINT VENTURE AGREEMENT
Description	PLEASE SEE ATTACHMENT.
Attachments:	WWH-Announcement.pdf Total size = **60K** (2048K size limit recommended)

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WANT WANT HOLDINGS LTD

INCORPORATION OF NEW SUBSIDIARIES AND TERMINATION OF JOINT VENTURE AGREEMENT

The Board of Directors of Want Want Holdings Ltd ("the Company") wishes to make the following announcements:-

(1) Incorporation of new subsidiaries

No.	Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
i.	Anqing Big-Want Foods Ltd	Anhui Province, Anqing Changjiang Daqiao Zonghe Economic Development Zone	US$7 million	Manufacturing, processing and distribution of food products, baked products, dairy products, snack foods, beverages and other related products and services
ii.	Xinjiang Big-Want Foods Ltd	Xinjiang Shihezi Economic and Technological Development Zone	US$5 million	Manufacturing, processing and distribution of food products, baked products, dairy products, snack foods, beverages, wines and other related products and services

(2) Termination of Joint Venture Agreement

The Company has terminated its joint venture agreement with Tissot Holdings Ltd and Beijing Xinggu Development Company. The joint venture company, Beijing Lin-Want Foods Ltd ("Beijing Lin-Want") has been liquidated following the termination of the joint venture. The Company holds 94% of the share equity in Beijing Lin-Want and total loss arising from the termination is approximately US$940,000.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2005. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 07/01/2005 to the SGX